Exhibit 99.1

March 22, 2008

VIA E-MAIL AND U.S. MAIL

John Linnartz
MUSTANG CAPITAL MANAGEMENT, LLC
1506 McDuffie Street
Houston, TX  77019
jlinnartz@mustang-capital.com

RE:	Nomination to Stand for Election to the O.I. Corporation Board of Directors
at the 2008 Annual Meeting of Shareholders

Dear Mr. Linnartz:

This letter is to confirm that the Nominating and Corporate Governance Committee (the “Committee”) of the O.I. Corporation Board of Directors (the “Board”) has reviewed your qualifications to serve as a member of the Company’s Board.  The Committee has recommended to the full Board that you be nominated to stand for election at the Company’s 2008 Annual Meeting of Shareholders and the Board has voted to adopt the recommendation of the Committee.

Please note that the Company’s Annual Meeting of Shareholders is scheduled for 11:00 a.m. Monday, May 19th at Company headquarters in College Station and that a meeting of the Board of Directors will follow.  You will be contacted by Laura Samuelson, OI’s Corporate Counsel and Secretary, to provide information for the Company’s proxy materials during the coming weeks.

We look forward to working with you.

Sincerely,

Raymond E. Cabillot
Chairman of the Board